DOLPHIN ENTERTAINMENT, INC
50 Alhambra Circle, Suite 1200,

Coral Gables, Florida 33134

November 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Dolphin Entertainment, Inc.
Request for Acceleration of Registration Statement on Form S-1
File No. 333-290727

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolphin Entertainment, Inc., a Florida corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-290727), filed with the U.S. Securities and Exchange Commission on October 3, 2025, to 5:30 P.M. ET on December 1, 2025 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton E. Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ William O’Dowd, IV
William O’Dowd, IV Chief Executive Officer